UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Act of 1934

Tufin Software Technologies Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.015 par value per share
(Title of Class of Securities)

M8893U102
(CUSIP Number)

March 14, 2022
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Reuven Kitov Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

	6	SHARED VOTING POWER
639,350

	7	SOLE DISPOSITIVE POWER

	8	SHARED DISPOSITIVE POWER
639,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
639,350

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.69% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
 Based on 37,921,019 ordinary shares, NIS 0.015 per share (“Ordinary Shares”), issued and outstanding as of February 23, 2022, based on information set forth in the Issuer’s Annual Report on Form 20-F, filed with Securities and Exchange Commission by the Issuer on March 7, 2022 (the “Annual Report”).

1	NAMES OF REPORTING PERSONS
Reuven Kitov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,332,503

	6	SHARED VOTING POWER
639,350

	7	SOLE DISPOSITIVE POWER
1,332,503

	8	SHARED DISPOSITIVE POWER
639,350

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,971,853 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.21% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 639,350 Ordinary Shares held by the Reuven Kitov Family Trust, which are beneficially owned by Mr. Kitov, and (ii) 1,310,003 Ordinary Shares and 22,500 restricted share units that are exercisable or will settle within sixty days of March 14, 2022, which are held directly by Mr. Kitov.

(2)	Based on 37,921,019 Ordinary Shares issued and outstanding as of February 23, 2022, based on information set forth in the Issuer’s Annual Report.

Item 1(a)	Name of Issuer:

Tufin Software Technologies Ltd. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5 HaShalom Road, ToHa Tower, Tel Aviv 6789205, Israel.

Item 2(a)	Name of Person Filing:

This statement is filed by Reuven Kitov and the Reuven Kitov Family Trust (the “Reporting Persons”).  The trustees of the Reuven Kitov Family Trust are Adi Kitov and Zeev Kitov.

Item 2(b)	Address or Principal Business Office or, if none, Residence:

10 Summer St Suite 605, Boston, MA 02110, USA

Item 2(c)	Citizenship:

The Reuven Kitov Family Trust is a trust governed by the laws of Massachusetts, United States. The citizenship of Mr. Kitov is Israel and the United States.

Item 2(d)	Title of Class of Securities:

Ordinary Shares, NIS 0.015 par value per share

Item 2(e)	CUSIP Number:

M8893U102

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

Not applicable.

Item 4	Ownership.

See items 5-11 of the cover pages hereto for beneficial ownership, percentage of class, voting and dispositive power of the Reporting Persons, which is incorporated herein.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REUVEN KITOV FAMILY TRUST

/s/ Adi Kitov, trustee
Adi Kitov
REUVEN KITOV

/s/ Reuven Kitov
Reuven Kitov

Dated: March 14, 2022